

By Electronic Mail

June 17, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: iShares Trust
Issuer CIK: 0001100663
Issuer File Number: 333-92935/811-09729
Form Type: 8-A12B
Filing Date: June 17, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- iShares ESG Aware Conservative Allocation ETF (EAOK)
- iShares ESG Aware Moderate Allocation ETF (EAOM)
- iShares ESG Aware Growth Allocation ETF (EAOR)
- iShares ESG Aware Aggressive Allocation ETF (EAOA)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Initial Listings Analyst